(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 15, 2011

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Fixed-Income Trust (the trust):
Fidelity U.S. Bond Index Fund (the fund)
File Nos. (002-41839) and (811-02105)
Post-Effective Amendment No. 149

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 149 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to a Power of Attorney dated February 1, 2011, is maintained at the offices of the fund.

The princpal purpose of this filing is to register new classes, Fidelity Advantage Class, Institutional Class, and Fidelity Advantage Institutional Class, of the fund.

This filing contains the Prospectuses and Statements of Additional Information (SAIs) for Fidelity U.S. Bond Index Fund. The fund may be marketed through banks, savings and loan associations, or credit unions.

Please note that the cover page of the Prospectuses and SAI contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of April 29, 2011. We request your comments by March 30, 2011.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Eugenio Martinez
Eugenio Martinez
Legal Product Group